UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 29)*

Coca-Cola Bottling Co. Consolidated

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title and Class of Securities)

191098102

(CUSIP Number)

Bernhard Goepelt

Senior Vice President, General Counsel and Chief Legal Counsel

The Coca-Cola Company

One Coca-Cola Plaza

Atlanta, Georgia 30313

(404) 676-2121

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 7, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

SCHEDULE 13D/A

CUSIP No. - 191098102

1	Name of Reporting Person THE COCA-COLA COMPANY

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,482,165

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,482,165

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,165

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 34.76%

14	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

CUSIP No. - 191098102

1	Name of Reporting Person THE COCA-COLA TRADING COMPANY LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,482,165

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,482,165

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,165

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 34.76%

14	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

CUSIP No. - 191098102

1	Name of Reporting Person COCA-COLA OASIS LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,482,165

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,482,165

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,165

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 34.76%

14	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

CUSIP No. - 191098102

1	Name of Reporting Person CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,482,165

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,482,165

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,482,165

12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row 11 34.76%

14	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

This Amendment No. 29 amends and supplements the original Schedule 13D filed on May 18, 1987 by The Coca-Cola Company, as amended by Amendments 1 through 28 (the “Schedule 13D”).  Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

Item 2.    Identity and Background

Item 2 is hereby amended and restated as follows:

This statement is being filed by The Coca-Cola Company, and three of The Coca-Cola Company’s direct or indirect wholly owned subsidiaries, namely The Coca-Cola Trading Company LLC (“Trading Company”), Coca-Cola Oasis LLC (formerly known as Coca-Cola Oasis, Inc.) (“Oasis”) and Carolina Coca-Cola Bottling Investments, Inc. (“Carolina” and, together with The Coca-Cola Company, Trading Company and Oasis, the “Reporting Persons”).  Each of The Coca-Cola Company and Carolina is a Delaware corporation, having its principal executive office at One Coca-Cola Plaza, Atlanta, Georgia 30313, telephone (404) 676-2121. Each of Trading Company and Oasis is a Delaware limited liability company, having its principal executive office at One Coca-Cola Plaza, Atlanta, Georgia 30313, telephone (404) 676-2121. Carolina is a direct, wholly owned subsidiary of Oasis, Oasis is a direct, wholly owned subsidiary of Trading Company, and Trading Company is a direct, wholly owned subsidiary of The Coca-Cola Company.

The Coca-Cola Company is the world’s largest beverage company. The Coca-Cola Company owns or licenses and markets more than 500 nonalcoholic beverage brands, primarily sparkling beverages, but also a variety of still beverages such as waters, enhanced waters, juices and juice drinks, ready-to-drink teas and coffees, and energy and sports drinks. The Coca-Cola Company owns and markets four of the world’s top five nonalcoholic sparkling beverage brands: Coca-Cola, Diet Coke, Fanta and Sprite. Finished beverage products bearing The Coca-Cola Company’s trademarks, sold in the United States since 1886, are now sold in more than 200 countries.

Certain information with respect to the directors or managers and executive officers of the Reporting Persons is set forth in Exhibit 99.1 filed herewith, including each director’s or manager’s, as applicable, and each executive officer’s business address, present principal occupation or employment, citizenship and other information.

None of the Reporting Persons nor, to the best of their knowledge, any director, manager, executive officer or controlling person of any Reporting Person has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any Reporting Person or any director, manager, executive officer or controlling person of any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

Item 4.    Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

On May 7, 2014, Coca-Cola Refreshments USA, Inc. (“CCR”), a wholly owned subsidiary of The Coca-Cola Company, and Coca-Cola Bottling Co. Consolidated (“Coke Consolidated”) entered into an Asset Purchase Agreement filed herewith as Exhibit 99.2 (the “Asset Purchase Agreement”) relating to the territory currently served by CCR through CCR’s facilities and equipment located in Johnson City and Morristown, Tennessee (the “Territory”), which is part of the proposed territory expansion described in the non-binding letter of intent entered into by Coke Consolidated and The Coca-Cola Company in April 2013 (the “LOI”).  Pursuant to the Asset Purchase Agreement, CCR has agreed to sell to Coke Consolidated (i) certain rights relating to the distribution, promotion, marketing and sale of certain beverage brands not owned or licensed by The Coca-Cola Company (“cross-licensed brands”) but currently distributed by CCR in the Territory and (ii) certain assets related to the distribution, promotion, marketing and sale of both The Coca-Cola Company brands and cross-licensed brands currently distributed by CCR in the Territory (the business conducted by CCR in the Territory using such assets is referred to hereinafter as the “Business”). Under the Asset Purchase Agreement, Coke Consolidated has agreed to assume certain liabilities and obligations of CCR relating to the Business.  Subject in each case to certain adjustments as set forth in the Asset Purchase Agreement, the aggregate purchase price for the transferred assets is approximately $13.5 million, provided that the base purchase price amount to be paid by Coke Consolidated in cash after deducting the value of certain retained assets and retained liabilities is approximately $12.4 million.

As a condition to the closing under the Asset Purchase Agreement, the parties have agreed to enter into a “Comprehensive Beverage Agreement” pursuant to which CCR will grant Coke Consolidated certain exclusive rights to distribute, promote, market and sell the Covered Beverages and Related Products distinguished by the Trademarks (as those terms are defined in the Comprehensive Beverage Agreement) in the Territory.  Covered Beverages and Related Products are defined in the Comprehensive Beverage Agreement and include certain brands of The Coca-Cola Company but do not include cross-licensed brands.  The Comprehensive Beverage Agreement will have a term of ten years and be renewable by Coke Consolidated indefinitely for successive additional terms of ten years each unless the Comprehensive Beverage Agreement is earlier terminated as provided therein.  Under the Comprehensive Beverage Agreement, Coke Consolidated will make a quarterly sub-bottling payment to CCR on a continuing basis for the grant of exclusive rights to distribute, promote, market and sell the Covered Beverages and Related Products in the Territory.  The quarterly sub-bottling payment will be based on sales of certain beverages and beverage products that are sold under the same trademarks that identify a Covered Beverage, Related Product or certain cross-licensed brands.  The form of Comprehensive Beverage Agreement is attached as an exhibit to the Asset Purchase Agreement and included in Exhibit 99.2 filed herewith.

The grant of exclusive territory rights pursuant to the Comprehensive Beverage Agreement will not include the right to produce the Covered Beverages or the Related Products, nor will any production facilities be transferred pursuant to the Asset Purchase Agreement; instead Coke Consolidated and CCR will enter into a Finished Goods Supply Agreement pursuant to which Coke Consolidated will purchase from CCR substantially all of Coke Consolidated’s requirements in the Territory for Covered Beverages, Related Products and expressly permitted existing cross-licensed brands.

The Asset Purchase Agreement includes customary representations, warranties, covenants and agreements, including, among other things, covenants of CCR regarding the conduct of the Business prior to the closing of the transaction contemplated by the Asset Purchase Agreement. The Asset Purchase Agreement contains customary termination rights for both CCR and Coke Consolidated, including (i) the right of each party to terminate if the transactions contemplated by the Asset Purchase Agreement have not closed by August 31, 2014 and (ii) the right of

Coke Consolidated to terminate (subject to certain conditions) if any matters disclosed by amendments or supplements to the disclosure schedules delivered by CCR would (absent such amendments or supplements) cause the closing condition related to the bring-down of the representations and warranties by CCR in the Asset Purchase Agreement no longer to be met.

The representations and warranties of CCR and Coke Consolidated will survive for 18 months following the closing date of the Asset Purchase Agreement, except that the parties’ representations and warranties relating to incorporation, authority, no conflicts, CCR’s title to the transferred assets and broker fees (the “Fundamental Representations”) will not expire, the representations and warranties of CCR with respect to environmental matters will survive for five years following the closing date and the representations and warranties of CCR with respect to employee benefits matters and tax matters will survive for three years following the closing date. CCR is obligated to indemnify Coke Consolidated with respect to inaccuracies or breaches of representations or warranties (subject to certain customary limitations), breaches of covenants and liabilities retained by CCR. Coke Consolidated is obligated to indemnify CCR with respect to inaccuracies or breaches of representations or warranties, breaches of covenants, the ownership, operation or use of the transferred assets or the operations of the Business after the closing and liabilities assumed by Coke Consolidated.

Consummation of the transaction contemplated by the Asset Purchase Agreement at the closing is subject to a number of conditions precedent and future events occurring, including, among others: (i) the absence of any law or governmental order precluding the consummation of the transactions contemplated by the Asset Purchase Agreement and the absence of any governmental proceeding seeking such an order, (ii) the receipt of any required governmental consents, (iii) the receipt and delivery by CCR of certain third party consents, (iv) agreement upon matters related to the financial methodology underlying certain financial information about the Business, (v) agreement upon matters related to the age and condition of certain fleet assets and vending equipment to be transferred at the closing, (vi) the execution of the Comprehensive Beverage Agreement with respect to the Business, (vii) no material adverse effect having occurred with respect to the Business, (viii) the continued accuracy of the representations and warranties given by CCR and Coke Consolidated (subject to certain qualifications), and (ix) the execution of certain agreements or other documents with respect to the Business regarding (A) logistics and transportation services to be provided by Coke Consolidated to CCR, (B) employee matters, (C) the supply of finished goods by CCR to Coke Consolidated, (D) transition services to be provided by CCR to Coke Consolidated (if necessary), and (E) the delivery by The Coca-Cola Company of confirmation of certain marketing funding support arrangements.  There can be no assurances that these future events will occur or that these conditions will be satisfied, or if not satisfied, waived at closing.

It is also a condition to closing of the transaction contemplated by the Asset Purchase Agreement that Coke Consolidated and The Coca-Cola Company enter into a letter agreement (the “Ancillary Business Letter”) granting Coke Consolidated certain advance waivers to acquire or develop certain lines of business involving the preparation, distribution, sale, dealing in or otherwise using or handling of Beverages, Beverage Components (as such terms are defined in the Comprehensive Beverage Agreement) or other beverage products that would otherwise be prohibited under the Comprehensive Beverage Agreement.  In connection with receiving such waivers and in recognition of the substantial management time and resources of Coke Consolidated needed to complete the acquisition and integration of the Business and any other territories described in the LOI that Coke Consolidated may subsequently acquire, Coke Consolidated will agree that during the period beginning on the closing date and continuing until January 1, 2017 (the “Focus Period”) it will not acquire or develop any line of business inside or outside of the Territory without the consent of The Coca-Cola Company (which consent could not be unreasonably withheld).  This restriction is subject to certain limited exceptions described in the Ancillary Business Letter, the form of which is included as an exhibit to the Asset Purchase Agreement.  This restriction also may terminate sooner if either party provides notice to the other (i) that it is terminating discussions regarding the additional territory expansion contemplated by the LOI or, (ii) if transactions for all of the additional territory expansion contemplated by the LOI have been consummated, that it does not intend to pursue any other transactions that would result in additional territory expansion by Coke Consolidated.  In exchange, The Coca-Cola Company will agree in the Ancillary Business Letter that, following the Focus Period, certain types of activities relating to the preparation, distribution, sale, dealing in or otherwise using or handling Beverages, Beverage Components and other beverage products that would otherwise be prohibited by the Comprehensive Beverage Agreement will be permitted without its consent.  As a result, following the Focus Period, its consent (which could not be unreasonably withheld) would only be required for the acquisition or development by Coke Consolidated in the Territory of (i) any grocery, quick service restaurant, or convenience and petroleum store business engaged in the sale of Beverages, Beverage Components and other beverage products not permitted by the Comprehensive Beverage Agreement (“Prohibited Beverages”), or (ii) any other line of business engaged in the preparation, distribution, sale, dealing in, using or handling of Prohibited Beverages in which all beverage activities in the aggregate constitute more than ten percent (10%) of the net sales of such business.

Pursuant to the Asset Purchase Agreement, the parties have also agreed to use reasonable good faith efforts to mutually agree upon the execution of one or more agreements with respect to Coke Consolidated’s economic participation in the U.S. national food service and warehouse juice business and all future non-direct store delivery products or business models of The Coca-Cola Company.  The parties have agreed that it is their intent to enter into such agreement(s) on or prior to October 1, 2014.

The foregoing description of the Asset Purchase Agreement is only a summary and is qualified in its entirety by reference to the full text of the agreement (and any exhibits thereto), which is filed herewith as Exhibit 99.2 to this Schedule 13D.

The Asset Purchase Agreement (including any exhibits thereto) has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information with respect to CCR, The Coca-Cola Company or Coke Consolidated. There are representations and warranties contained in the Asset Purchase Agreement which were made by the parties to each other as of specific dates. The assertions embodied in these representations and warranties were made solely for purposes of such agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms (including qualification by disclosures that are not necessarily reflected in the agreement).  Moreover, certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality that is different from certain standards generally applicable to stockholders or were used for the purpose of allocating risk between the parties rather than establishing matters as facts. Based upon the foregoing reasons, you should not rely on the representations and warranties as statements of factual information. In addition, information concerning the subject matter of the representations and warranties may change after the date of such agreement, which subsequent information may or may not be reflected in the public disclosures of the parties. Investors should read the Asset Purchase Agreement and the exhibits thereto, together with the other information concerning Coke Consolidated, The Coca-Cola Company and CCR that each company or its affiliates publicly files in reports and statements with the Securities and Exchange Commission.

The Coca-Cola Company invests in bottling operations such as Coke Consolidated in order to maximize the strength and efficiency of its production, distribution and marketing systems around the world. In line with this bottling strategy, The Coca-Cola Company regularly reviews its options relating to its investments in bottling operations throughout the world, including its investment in Coke Consolidated.

As part of this review, The Coca-Cola Company from time to time may consider, evaluate and propose various other possible transactions involving Coke Consolidated or its subsidiaries, which could include, without limitation:

(a)	the possible acquisition of additional securities of Coke Consolidated, or the disposition of securities of Coke Consolidated;

(b)

possible extraordinary corporate transactions (such as a merger, consolidation or reorganization) involving Coke Consolidated or any of its subsidiaries, including with other bottling companies in which one or more of the Reporting Persons may have a direct or indirect equity interest; or

(c)

the possible acquisition by Coke Consolidated or its subsidiaries of assets or interests in one or more bottling companies, including other bottling companies that may be subsidiaries of one or more of the Reporting Persons or in which one or more of the Reporting Persons may have a direct or indirect equity interest, or the possible sale of assets or bottling operations by Coke Consolidated or its subsidiaries.

Except as otherwise described herein and in prior amendments to this Schedule 13D, the Reporting Persons do not presently have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of Coke Consolidated, or the disposition of securities of Coke Consolidated;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Coke Consolidated or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of Coke Consolidated or any of its subsidiaries;

(d)

any change in the present  board of  directors  or management of Coke Consolidated, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Coke Consolidated;

(f)	any other material change in Coke Consolidated’s business or corporate structure;

(g)	changes in Coke Consolidated’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Coke Consolidated by any person;

(h)

causing a class of securities of Coke Consolidated to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Coke Consolidated becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 7.    Material to be Filed as Exhibits

Exhibit	Name	Incorporated By Reference To

Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith

Exhibit 99.2	Asset Purchase Agreement, dated May 7, 2014, by and between Coca-Cola Refreshments USA, Inc. and Coca-Cola Bottling Co. Consolidated.	Filed herewith

Exhibit 99.3	Joint Filing Agreement	Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COCA-COLA COMPANY

	By:	/s/ Bernhard Goepelt
	Name:	Bernhard Goepelt
	Title:	Senior Vice President, General Counsel
Date: May 8, 2014		and Chief Legal Counsel

THE COCA-COLA TRADING COMPANY LLC

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: May 8, 2014	Title:	Vice President

COCA-COLA OASIS LLC

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: May 8, 2014	Title:	Vice President

CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: May 8, 2014	Title:	Vice President

Exhibit Index

Exhibit	Name	Incorporated By Reference To

Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith

Exhibit 99.2	Asset Purchase Agreement, dated May 7, 2014, by and between Coca-Cola Refreshments USA, Inc. and Coca-Cola Bottling Co. Consolidated.	Filed herewith

Exhibit 99.3	Joint Filing Agreement	Filed herewith